UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☒ Form C-TR: Termination of Reporting

Name of issuer: Orange Comet Inc.
Reason for termination: Issuer has filed one annual report and has fewer than 300 holders of record
Legal status of issuer:
      Form: Corporation
      Jurisdiction of Incorporation/Organization: Delaware
      Date of organization: June 14, 2022
Physical address of issuer: 4100 W Alameda Ave., Suite 203 Burbank, CA 91505
Website of issuer: https://www.orangecomet.com

Is there a Co-Issuer: No

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Orange Comet, Inc.
(Issuer)

David Broome
box SIGN   4WIVX2QX-4LX22VLL

David Broome, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

David Broome
box SIGN   4WIVX2QX-4LX22VLL

David Broome

Director, CEO, Principal Executive Officer
(Title)

November 26, 2025
(Date)

Will
box SIGN   4L2VK9L9-4LX22VLL

Will Meris

Director, President
(Title)

November 26, 2025
(Date)

Brian Peterson
box SIGN   13K3PV5K-4LX22VLL

Brian Peterson

Director, CAO
(Title)

November 26, 2025
(Date)

Erik Nakamura
box SIGN   1R7ZWK8L-4LX22VLL

Erik Nakamura

Fractional CFO, Principal Financial Officer, Principal Accounting Officer
(Title)

November 26, 2025
(Date)